Exhibit 99.1

Foresight Announces Third Quarter 2021 Financial Results

NESS ZIONA, Israel — November 12, 2021 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX) (“Foresight”), today reported financial results for the third quarter of 2021. Foresight ended the third quarter of 2021 with $49 million in cash, cash equivalent and short-term deposits.

The Company reported U.S. generally accepted accounting principles (GAAP) net loss of approximately $3.8 million and non-GAAP net loss of approximately $3.4 million for the third quarter of 2021, compared to GAAP net loss of approximately $4 million and non-GAAP net loss of approximately $3.4 million for the third quarter of 2020.

“During the third quarter, Foresight achieved several significant milestones as part of our strategy to establish a worldwide network of partners for our stereoscopic vision systems for autonomous and semi-autonomous vehicles,” stated Haim Siboni, Foresight’s chief executive officer. “We launched pilot projects and signed new agreements with partners in multiple regions, including our first proof-of-concept (POC) project within the autonomous drones category. We are seeing widespread and diverse interest in our innovative vision systems, as manufacturers across industries and geographies recognize the need for safety and reliability in the autonomous vehicle revolution.

Foresight has also made important progress in our penetration of the Chinese market, as the company began two POC projects with leading Chinese vehicle manufacturers.

This quarter we note an important milestone of the Company’s first recorded revenues, from our previously announced paid POC project with a European OEM. POC projects are an essential aspect of our sales cycle, which may lead to design-wins and potential revenues. Over time, we expect the caliber and geographic diversity of our POC partners to lead to significant growth.

Our wholly owned subsidiary, Eye-Net Mobile Ltd., also experienced key breakthroughs during the third quarter. Eye-Net Mobile launched pilot projects with leading manufacturers in Europe and Japan, reflecting a significant and expanding market for its vehicle-to-everything (V2X) accident prevention technology.”

Third Quarter 2021 Financial Results

●	This is the first quarter that the Company recorded Service revenues amounted to $40,000. The Service revenues were generated from a successful completion of the first milestone of a POC Project with a European vehicle manufacturer. The second milestone of the POC project, expected to be completed successfully in the fourth quarter will entitle the Company to recognize additional amount of $80,000.

●	Research and development (R&D) expenses, net for the three months ended September 30, 2021 were $2,428,000, compared to $2,157,000 in the three months ended September 30, 2020. The increase is attributed mainly to an increase in payroll and related expenses and offset by participation in R&D expenses from the European program Horizon 2020 project.

●	General and administrative (G&A) expenses for the three months ended September 30, 2021 were $975,000, compared to $918,000 in the three months ended September 30, 2020. The increase is attributed primarily to an increase in professional services and in Directors and Officers insurance premium and offset by a decrease in payroll and related expenses.

●	GAAP net loss for the three months ended September 30, 2021 was $3,785,000, or $0.012 per ordinary share, compared to a GAAP net loss of $3,980,000, or $0.015 per ordinary share, in the three months ended September 30, 2020. The decrease in the net loss is attributed mainly to the increase in financing income, net, offset mainly by an increase in payroll and related expenses.

●	Non-GAAP net loss, for the three months ended September 30, 2021 was $3,406,000, or $0.011 per ordinary share, compared to a non-GAAP net loss of $3,420,000, or $0.013 per ordinary share, in the three months ended September 30, 2020. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release.

Balance Sheet Highlights

●	Cash, cash equivalents and short-term deposits totaled $49 million as of September 30, 2021, compared to $14.5 million as of September 30, 2020.

●	GAAP shareholders’ equity totaled $51.9 million as of September 30, 2021, compared to $47 million as of December 31, 2020. The increase is attributed to the receipt of proceeds from the securities offerings completed during the first quarter of 2021 and option exercises, offset by the net loss for the same period.

Third Quarter Corporate Highlights:

●	Foresight Completes First Milestone of POC Project with European Vehicle Manufacturer: Foresight successfully completed a feasibility testing phase with a leading European passenger car manufacturer in mid-August 2021, concluding the first phase of a POC project announced by the company in May 2021. The POC project is meant to evaluate the ability of Foresight’s stereoscopic technology to enhance the manufacturer’s existing mono camera-based safety systems without requiring additional sensors and infrastructure and is expected to be completed during the fourth quarter of 2021.

●	Foresight Signs MOU for Cooperation with Global Chinese Vehicle Manufacturer: In early August 2021, Foresight signed a memorandum of understanding (MOU) for a multiphase business cooperation with Wuhu Chery Technology Co., LTD ("Chery"), a global Chinese vehicle manufacturer, and Xuanyuan Idrive Technology Co. Ltd. (“XY"), a subsidiary of Wuhan Guide Infrared Co. (“Guide Infrared"), a leading Chinese developer and manufacturer of infrared thermal imaging systems. The multiphase cooperation will evaluate Foresight’s QuadSight® automotive vision system for its potential integration into advanced solutions for vehicles manufactured by Chery. Upon successful evaluations, the parties will negotiate a commercial agreement for the co-development of advanced solutions integrating Foresight’s technology with XY’s automotive sensors.

●	Foresight Begins POC Project with Leading Chinese Vehicle Manufacturer: Building on the momentum of the company’s MOU with Chery, Foresight launched a POC project with a leading Chinese passenger car manufacturer in August 2021. Following successful completion of the project and a satisfactory outcome, the vehicle manufacturer may consider future cooperation for possible integration into its semi- and fully autonomous vehicles. The POC project is meant to evaluate the stereoscopic capabilities of the QuadSight vision system.

●	Foresight Receives Notice of U.S. Patent: In July, Foresight announced that it received a notice of allowance from the U.S. Patent and Trademark Office for its patent application for the Company’s “multispectral vehicular system for providing pre-collision alerts.” The patent serves as the underlying technology for one of Foresight’s flagship products, the QuadSight automotive vision system.

●	Foresight Enters Autonomous Drone Category with POC Project for Wonder Robotics: In August 2021, Foresight announced that Wonder Robotics Ltd. (“Wonder Robotics”), a startup engaged in the design and development of autonomous systems for commercial and military drones, began a POC project and evaluation of Foresight’s QuadSight vision system. Wonder Robotics will test Foresight’s thermal stereoscopic detection abilities for use in vertical take-off and landing drones to improve their autonomous flight, navigation and landing capabilities. Wonder Robotics will also use Foresight’s automatic calibration solution to ensure that the stereo cameras remain calibrated despite the drone’s vibrations.

●	Eye-Net Launches Pilot Project with Multinational Japanese Company: In July 2021, Eye-Net Mobile announced a pilot project with the IT subsidiary of a multi-billion-dollar multinational Japanese company. The pilot project will evaluate the Eye-Net™ Protect accident prevention solution for possible integration as an application layer into the Japanese company’s car-to-everything (C2X) middleware platform.

●	Eye-Net Mobile Starts European Pilot Project with V-tron: Eye-Net Mobile, announced in early July 2021 that it will collaborate on a pilot project with V-tron B.V. (“V-tron”), a Dutch company developing telematics products and road safety applications for aftermarket use in European fleets and lease cars. V-tron will evaluate the Eye-Net Protect mobile application for possible integration into its onboard units and application services.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company's earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company's ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensor systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses widespread and diverse interest in our innovative vision systems, a significant and expanding market for its vehicle-to-everything accident detection technology, that the Company’s POC projects may lead to design-wins and potential revenues, and the Company’s expectation that the caliber and geographic diversity of its POC partners will lead to significant growth over time, the timing of the successful completion of the second milestone with a European Vehicle Manufacturer, negotiation of a commercial agreement for the co-development of advanced solutions integrating Foresight’s technology with XY’s automotive sensors, that a leading Chinese passenger car manufacturer may consider future cooperation for possible integration into its semi- and fully autonomous vehicles, the expected timing of the completion of the POC project with a leading European vehicle manufacturer, the POC project with Wonder Robotics, a pilot project with the IT subsidiary of a multi-billion-dollar multinational Japanese company, and its collaboration on a pilot project with V-tron. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of September 30, 2021	As of September 30, 2020	As of December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$32,268	$9,395	$38,772
Restricted cash	60	-	-
Short term deposits	16,724	5,142	5,166
Marketable equity securities	17	19	42
Other receivables	675	446	401
Total current assets	49,744	15,002	44,381
Non-current assets:
ROU asset	1,867	1,127	1,104
Investment in affiliate company	-	4,730	-
Investment in equity securities	4,011	-	4,011
Fixed assets, net	426	487	427
	6,304	6,344	5,542
Total assets	$56,048	$21,346	$49,923
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables	$278	$188	$391
Operating lease liability	430	401	427
Other accounts payables	1,904	1,158	1,207
Total current liabilities	2,612	1,747	2,025
Non-current liabilities:
Operating lease liability	1,499	832	853
			-
Total liabilities	4,111	2,579	2,878
Shareholders’ equity:
Common stock of no par value;	-	-	-
Additional paid-in capital	127,834	79,478	111,739
Accumulated deficit	(76,078)	(60,753)	(64,768)
Total Foresight Autonomous Holdings Ltd. shareholders’ equity	51,756	18,725	46,971
Non-controlling interest	181	42	74
Total equity	51,937	18,767	47,045
Total liabilities and shareholders’ equity	$56,048	$21,346	$49,923

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
Service revenues	40	-	40	-
Cost of revenues	35	-	35	-
Gross profit	5	-	5	-
Research and development expenses, net	(7,523)	(6,374)	(2,428)	(2,157)
Marketing and sales	(1,318)	(973)	(333)	(307)
General and administrative expenses	(2,993)	(2,212)	(975)	(918)
Operating loss	(11,829)	(9,559)	(3,731)	(3,382)
Equity in net loss of an affiliated company	-	(1,999)	-	(655)
Financing income (expense), net	519	198	(54)	57
Net loss	(11,310)	(11,360)	(3,785)	(3,980)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
Net cash used in operating activities
Loss for the Period	(11,310)	(11,360)	(3,785)	(3,980)
Adjustments to reconcile loss to net cash used in operating activities:	2,335	2,852	573	1,249
Net cash used in operating activities	(8,975)	(8,508)	(3,212)	(2,731)
Cash Flows from Investing Activities
Changes in short term deposits	(11,558)	91	11,738	1,987
Proceed from sales of marketable securities	-	68	-	-
Purchase of fixed assets	(118)	(48)	(56)	(39)
Net cash provided (used) by investing activities	(11,676)	111	11,682	1,948
Cash flows from Financing Activities:
Issuance of ordinary shares and warrants, net of issuance expenses	13,508	12,929	-	(153)
Proceeds from exercise of warrants	595	-	-	-
Proceeds from exercise of options	57	-	-	-
Net cash provided (used) by financing activities	14,160	12,929	-	(153)
Effect of exchange rate changes on cash and cash equivalents	47	36	(25)	19
Increase (decrease) in cash and cash equivalents and restricted cash	(6,444)	4,568	8,445	(917)
Cash and cash equivalents at the beginning of the period	38,772	4,827	23,883	10,312
Cash and cash equivalents and Restricted cash at the end of the period	32,328	9,395	32,328	9,395

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile loss to net cash used in operating activities:	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
Share-based payment	2,042	910	379	560
Depreciation	119	192	38	61
Equity in loss of an affiliated company	-	1,999	-	655
Revaluation of securities	25	(64)	(6)	(5)
Exchange rate changes on cash and cash equivalents	(47)	(36)	25	(19)
Changes in assets and liabilities:
Decrease (increase) in other receivables	(274)	167	(151)	(135)
Increase (decrease) in trade payables	(113)	(310)	58	94
Change in operating lease liability	(107)	(15)	15	2
Increase in other accounts payable	690	9	215	36
Adjustments to reconcile loss to net cash used in operating activities	2,335	2,852	573	1,249

Supplemental cash flow information related to operating leases was as follows:
	Nine months ended		Three months ended
	September 30,		September 30,
	2021	2020	2021	2020
Cash payments for operating leases	334	316	115	95
New operating lease assets obtained in exchange for operating lease liabilities	1,010	101	38	37

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Nine months ended September 30		Three months ended September 30,
	2021	2020	2021	2020
GAAP net loss	(11,310)	(11,360)	(3,785)	(3,980)
Share-based payment in research and development	2,042	910	379	560
Non-GAAP net loss	(9,268)	(10,450)	(3,406)	(3,420)